Sheppard, Mullin, Richter & Hampton LLP 1901 Avenue of the Stars, Suite 1600 Los Angeles, California 90067-6017 310-228-3700 main www.sheppardmullin.com

May 12, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Permex Petroleum Corporation
Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Permex Petroleum Corporation, a corporation organized under the laws of British Columbia, Canada (the “Company”), we are submitting a draft Registration Statement on Form F-1 (the “Registration Statement”) to the staff of the U.S. Securities and Exchange Commission for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the resale by certain selling shareholders of the Company of up to 98,970,114 common shares (the “Resale Shares”) of the Company, no par value, including 51,841,489 Resale Shares issuable upon exercise of outstanding warrants.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date at least 15 days before the requested effective date of the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (310) 228-6155 or Nazia Khan at (202) 747-2651.

Very truly yours,

/s/ Andrew J. Bond
Andrew J. Bond, Esq.
for SHEPPARD, MULLIN, RICHTER & HAMPTON llp